787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 23, 2021

VIA EDGAR

David L. Orlic, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Strategic Income Opportunities Portfolio, a series of BlackRock Funds V

Post-Effective Amendment No. 36 under the Securities Act of 1933 and

Amendment No. 37 under the Investment Company Act of 1940 to

Registration Statement on Form N-1A

(File Nos. 333-224371 and 811-23339)

Dear Mr. Orlic:

On behalf of BlackRock Strategic Income Opportunities Portfolio (the “Fund”), a series of BlackRock Funds V, this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on April 20, 2021 regarding Post-Effective Amendment No. 36 (“PEA No. 36”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 37 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on March 1, 2021.

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment No.1:	The Staff believes it would be more beneficial if the Fund’s principal risks are reordered based on the level of risk, with the most significant risks to the Fund listed

NEW YORK      WASHINGTON      HOUSTON      PALO ALTO      CHICAGO      PARIS      LONDON      FRANKFURT      BRUSSELS      MILAN      ROME

April 23, 2021

first. We note that the Director of the Division of Investment Management has addressed the practice of some funds of listing risk factors in alphabetical order. See https://www.sec.gov/news/speech/speech-blass-102518.

Response No. 1:	The Fund recognizes the SEC’s Guidance (ADI 2019-08), but respectfully declines to change the order in which its discloses its principal risks at this time. The sections of the Prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, the Fund believes that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. The Fund notes that the subsections of the Fund’s Prospectuses entitled “Fund Overview — Key Facts About BlackRock Strategic Income Opportunities Portfolio — Principal Risks of Investing in the Fund” and “Details About the Fund — Investment Risks” in PEA No. 36 include, and the same sections in the Amendment will include, the following disclosure: “The order of the below risk factors does not indicate the significance of any particular risk factor.” Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, the Fund is concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

Comment No. 2:	Please confirm whether the waivers made by BlackRock disclosed in footnotes 4 and 7 in the Investor and Institutional Shares Prospectus and footnote 3 in the Class K Shares Prospectus of the subsection entitled “Fund Overview – Key Facts About BlackRock Strategic Income Opportunities Portfolio – Fees and Expenses of the Fund” are subject to recoupment from the Fund. If so, please explain the terms and conditions of the recoupment in the applicable footnote.

Response No. 2:	The Fund submits that there is no recoupment arrangement in place for the Fund.

Comment No. 3:	In the subsection of the Investor and Institutional Shares Prospectus entitled “Account Information – Details About the Share Classes – Sales Charges Reduced or Eliminated for Investor A Shares – Qualifying Holdings,” please revise the definition of “Eligible Unlisted BlackRock Closed-End Funds” to provide the names of the relevant unlisted closed-end funds sponsored and advised by BlackRock, so that investors have sufficient information to determine whether investments in such closed-end funds qualify to reduce or eliminate the front-end sales charge for Investor A Shares of the Fund.

Response No. 3:

The Fund respectfully declines to make the requested change. The Fund notes that the Registration Statement on Form N-2 of each relevant unlisted closed-end fund includes disclosure indicating that such fund is an “Eligible Unlisted BlackRock Closed-End Fund” for purposes of reducing or eliminating sales charges on such

April 23, 2021

fund. Accordingly, an investor who holds shares of an Eligible Unlisted BlackRock Closed-End Fund could be reasonably expected to be able to determine that his or her investment in such Eligible Unlisted BlackRock Closed-End Fund qualifies to reduce or eliminate the front-end sales charge for Investor A Shares of the Fund.

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:	Janey Ahn, Esq., BlackRock Advisors, LLC

Jessica A. Herlihy, Esq., BlackRock, Inc.